Postal Code 20549-0305

								December 7, 2004


via facsimile 415-397-5578  and U.S. mail

Jeffrey S. Black and Michael Johnson
C/o Keith A. Kandarian, Esquire
Tobin & Tobin
500 Sansome Street
San Francisco, California  94111

Re:  	BellaVista Capital, Inc.
Preliminary Proxy Statement on Schedule 14A filed November 29,
2004
SEC file no.  0-30507

Dear Messrs. Black and Johnson:

	We have the following comments on the above-captioned filing:
1. It appears that you have improperly disseminated proxy cards with
the preliminary proxy statement. Rule 14a-4(f) prohibits the delivery of a form of proxy to security holders absent the receipt of
a definitive proxy statement by such security holders.
Accordingly,
you may not use such proxies returned to you. Please advise us regarding what steps you will take to ensure that you do not use any
improper proxies.  We may have further comment.
2. We note the company has not selected the new time and location for
the 2004 annual meeting or, if applicable, set the new record date for determining those stockholders who will be entitled to vote at the meeting. Please advise us as to whether you will wait for the meeting and record dates to be set prior to the dissemination of definitive materials and proxy cards. We may have further comment.
3. It does not appear you have provided all the information
required
by the items  of Schedule 14A, including, for example, Item 6.
While
Rule 14a-5(c) allows you to omit certain information otherwise required by Schedule 14A to the extent it has already been furnished
to each person being solicited, you must provide a clear reference to
the document containing such information.   Do you intend to refer
security holders to the company`s previous information statement? Please advise regarding your intent.
4. We also note your statement that, although you do not intend to propose an adjournment of the meeting, if an adjournment is proposed, you will vote for or against such adjournment in your discretion. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting, as defined by Rule 14a-4. Use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which you must specifically solicit proxy authority. If you wish this authority, please provide another voting box on the proxy card so shareholders may decide whether to grant a proxy with regard to the postponement or adjournment for the solicitation of additional votes. Provide disclosure in the proxy statement describing the specific circumstances under which you would use such authority.
5. Your shareholder resolution appears to propose several distinct matters. Please note that your proxy card must identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. You may condition the approval of one proposal on the approval of other proposals. Further, the proxy statement should contain appropriate disclosure about the effect of the separate votes, so security holders are aware that a vote against one element of a package could defeat the entire package. For further guidance, see
Rule 14a-4(a)(3) of the Proxy Rules, Release No. 34-31326 (October 22, 1992) and the September 2004 Supplement to the Division of Corporation Finance`s Manual of Telephone Interpretations.
6. It is unclear whether the resolution is binding on the company or merely precatory. Please revise to clarify. Further, what is the basis for your belief that approval requires the vote of a majority of the votes cast?
7. Please explain the significance of Messrs. Gafke and Giurlani`s participation in your efforts. What consideration was given to whether they are "participants" in the solicitation? See
Instruction
3 to Item 4 of Schedule 14A. We note that they support the resolution and your efforts and will answer questions.
8. Numerous factual assertions are made throughout the proxy statement. Please provide us with the supporting materials for these statements of fact. Send us an annotated version of the proxy material that includes a supporting reference for each assertion. Appropriate supporting materials may include cites to publicly filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation. For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

(a) The responses we received from shareholders to our Proposals were overwhelmingly supportive. Based on those responses, we believe that we would have had a quorum at the meeting and that our proposals would have passed.

(b) The new $3.2 million loan that BellaVista has committed to is secured by a second deed of trust. This is similar to the loan that
BellaVista committed to in Colorado. Both of these loans seem to be made at a higher risk level because they are more senior lenders and the developer may have less of his own capital in the project and BellaVista therefore has a smaller equity cushion.

(c) The $1.58 million loan that BellaVista notes in their letter seems to fall into a similar category of high risk. (pages 4-5).

(d) BellaVista has made three loans since they announced the new business plan and not one of them has been a traditional residential loan, which has been the mainstay of the company. (page 5).

(e) Again, we are dismayed that BellaVista has chosen to make a commitment to new offices without giving the shareholders who see value in the Company and its current business plan.

(f) Most of the remaining properties are complete or near completion and can be sold in a timely fashion that maximizes the price.

(g) Since most of the remaining properties are nearly complete, the
Company should only need to retain a few people to coordinate the remaining property dispositions.

(h) As noted by Bella Vista in the April 26, 2004 teleconference call with investors, there is a small likelihood of the stock price increasing in value in the near future.
9. Explain to shareholders what is required to establish a quorum under applicable Maryland law.
10. We note your statements that "not holding an annual meeting may be a violation of the Company`s Bylaws" and that it "is surely a breach of faith with shareholders." You also state that "[b]ased on the responses that we received to our August proposal to sell the assets of the company, however, we think it is highly unlikely that
Bella Vista is operating with a mandate from the shareholders for their current business plan." Also, we note the statement appearing on page 4 where you state: "By continuing to put off a shareholders` meeting, BellaVista is disregarding our rights as shareholders to have a say in the direction of our Company." Please avoid issuing statements such as these that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the company`s management without factual foundation. Disclose the factual foundation for any such assertions, or delete the statements as they often imply the board breached its fiduciary duties.
11. State the reasons why you believe the Company`s goal should be to liquidate ninety percent of the properties by June 2005. Explain the bases for your belief that such a goal is feasible and describe any potential contingencies associated with the implementation of that goal.

Letter to Stockholders

Shareholder Proposals

12. Clarify to explain under what process the shareholder proposal was to be voted upon at the annual meeting. It does not appear that the company included any such proposals on a proxy card in connection with its initially scheduled annual meeting.
13. Rule 14a-9 prohibits claims made prior to a meeting regarding the results of a solicitation. The statements in the second paragraph under this heading could be interpreted as a claim that the current solicitation will be successful. Please delete or provide a factual basis for your belief.

Our Discussions with Management
14. You state that you submitted a "revised" proposal on October
22,
2004. Clarify how the current proposal differs from the initial proposal.

Shareholder Resolution

15. Expand to clarify how you believe that the business plan as described in management`s information statement "will continue to erode corporate resources and generate needless administrative expenses." Clarify why it is in the best interests to liquidate. It appears that you should describe your liquidation plan in more detail. For example, describe in reasonable and quantifiable detail any analyses performed by the participants or their representatives to support these assertions and their liquidation proposal. If no such analyses has been undertaken, please so state.

The Company`s November 4, 2004 letter, page 4
16. Balance disclosure to indicate that in their November 4, 2004 letter to shareholders, the board indicates that it has been taking the necessary steps to evaluate the Company`s strategic alternatives, including consulting with independent advisors, so that it is in a position to make an informed recommendation to the shareholders about all proposals appearing on the ballot.
17. What is the basis for your belief that the lack of annual meeting may be a violation of the company`s bylaws?

Operating Costs, page 5
18. Expand to discuss the costs in more detail. We note from the Company`s Form 10-Q that the increase in legal and accounting expenses is attributed to increased litigation activity and settlement expenses.

Stock repurchase, page 5
19. It appears that the Board has stated that it will repurchase shares at fair market value on page 20 of the September 30, 2004 Form
10-Q filed November 22. Please balance your disclosure to explain why you would support a redemption plan based on Net Realizable Value rather than a repurchase of shares based on the fair market value of the shares. Explain the differences between the net realizable value and fair market value of the shares.

Information Concerning the Soliciting Shareholders
20. Expand to disclose the percentage of shares held by the soliciting shareholders.

Reasons for the solicitation, page 11
21. Expand to address any risks associated with a potential liquidation. Further state that there is no guarantee that any liquidation plan would maximize shareholder value.
22. Your disclosure seems to suggest that the net realizable value
(NRV) of assets reflects the amount a shareholder would receive upon liquidation of the company`s assets. Given that NRV is not a generally accepted accounting principle, you should explain to shareholders why you believe NRV is relevant to the liquidation value of the company. We note that the NRV appears to be relevant only to the redemption policies of the company and not a liquidation of assets. For example, as disclosed on page 18, of the September 30 2004 Form 10-Q, the calculation of net realizable assets per share does not take into account operating expenses, which would be incurred during the period of time necessary to complete and liquidate of the company`s assets, nor does it include the carrying costs of real estate owned. Please revise your disclosure throughout to clarify that NRV does not equal the liquidation value of the company.
23. Explain the feasibility of carrying out your proposal to liquidate the assets of the Company. For example, describe any and all contingencies related to the implementation of a liquidation of assets.
24. You refer to a belief that shareholders should be able to "salvage what remains of their investment." Your statement appears to imply that the stock price has not performed well. Please expand to clarify to what you refer.

Other
25. In connection with responding to our comments, please provide, in writing, a statement acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing Comments

	Please amend your proxy statement to promptly comply with our comments. If you do not agree with a comment, please tell why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions to Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-
1918.

							Sincerely,


							Pamela Carmody
							Special Counsel
							Office of Mergers and
Acquisitions



BellaVista Capital, Inc.
06/21/2006
Page 5





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE